Leading Brands, Inc.
Management's Discussion & Analysis
For the three months ended May 31, 2004
and the year ended February 29, 2004

The following information should be read in conjunction with the Company's February 29, 2004 audited consolidated financial statements and the May 31, 2004 first quarter interim report. These reports, along with the Company's annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company's annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the company) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America's only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complimentary products from other brand owners. It is also a major producer and distributor of private label products and a co-packer for major branded food and beverage items.

Overall Performance

Historically, the Company has had periods of unprofitable operations. The Company is engaged in a relatively capital intensive industry (bottling operations) that is subject to some seasonal fluctuations. In periods of low volumes, fixed costs can result in operating losses.

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 17% of revenue and the ten largest comprising 65% of revenue. The loss of several major customers would have a negative impact on earnings.

The Company purchases from the United States certain raw materials and goods for resale in Canada and thus is vulnerable to exchange rate fluctuations. The Company sells certain products manufactured in Canada into the US. The Company does not presently use any financial instruments to hedge foreign currency fluctuations. The sale of Canadian-produced products into the US acts as a natural hedge against foreign currency fluctuations. A significant increase in the value of the US dollar in relation to the Canadian dollar would increase the Company's cost of product and revenues from export sales. The amount of export revenue does not offset the amount of raw materials and goods for resale purchased in US dollars. Therefore, some vulnerability to exchange rate fluctuations exists.

The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist, an unexpected disruption in supply could create operational problems and increased costs in the short term.

The following are some of the other factors that could affect the Company's financial performance:

-	Increased competitor consolidations, market place competition, and competitive product and pricing pressures could impact the Company's earnings, market share and volume growth.

-
Changes in laws and regulations, including changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions. For example, the Company currently has significant tax losses available, and a change in legislation affecting these would negatively impact future results. Environmental laws affecting beverage containers could add costs to the Company and/or decrease consumer demand for the Company's products.

-
Interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations, which are subject to various factors, including the impact of changes in worldwide and national economies, foreign currency movements, pricing fluctuations for the Company's products and changes in interest rates (see Item 11).

-	The uncertainties of litigation, as the Company is party to several lawsuits as detailed in Note 14 to the Annual consolidated financial statements.

-	Changes in general economic and business conditions.

-	The effectiveness and success of the Company's marketing programs, especially for newer brands such as TREK ® and Soy2O™.

-	Changes in consumer tastes and preference and market demand for new and existing products.

-	Adverse weather conditions, which could reduce demand for the Company's beverage products, sales of which are negatively affected by cooler temperatures.

The fiscal year ending February 29, 2004 did not meet the Company's profit expectations due to the following reasons:

-	The efficiency of the manufacturing plants were negatively impacted by line modifications.

-	The US operations had higher than expected sales, general and administration expenses.

The Company's cash flow was negatively impacted by these two factors, resulting in an increase in the working capital deficit. The Company funded working capital with an increase in term debt and the issuance of share capital from the exercise of options.

In the quarter ended May 31, 2004, the trend reversed for the following reasons:

-	The plant modifications were substantially completed, resulting in greatly improved operational efficiency and volume.

-	The US market was restructured, moving the responsibility to a member of the executive team with 5 years tenure with the Company, and the fixed overhead costs were greatly reduced.

The Company's cash flow was greatly improved as a result of the above, resulting in a large reduction in the working capital deficit. The Company expects this trend to continue.

The Company's top line revenue is expected to be lower than last year, partially due to a shift in the co-pack customer volumes away from customers that require the Company to supply the raw materials for co-pack products, to customers that supply the raw materials for the co-pack products. This shift results in lower revenue and lower cost of sales, but has no impact on gross margin. In fact, the gross margin percentage increases, as a result. The Company achieved similar gross margin in the quarter, compared to the same quarter the prior year, with greatly reduced operating expenses. This improved the profitability of the Company.

- Selected Annual Information

	Year Ended	Year Ended	Year Ended
	Feb. 29, 2004	Feb. 28, 2003	Feb. 28, 2002

Net sales / operating revenue	$41,502,604	$47,361,598	$41,181,549

Income (loss) before discontinued operations and extraordinary items	($1,214,911)	$273,754	$1,139,955

Income (loss) per share before discontinued operations and extraordinary items	($0.08)	$0.02	$0.08

Net Income (loss)	($1,847,490)	($6,250,126)	$1,338,988

Net Income (loss) per share	($0.12)	($0.46)	$0.10

Total assets	$22,320,335	20,948,792	$22,426,084

Long-term Obligations	$3,443,512	$2,251,173	$3,184,346

Cash dividends declared per common share	Nil	Nil	Nil

After the February 28, 2002 fiscal year end, the Company expanded the distribution of its products into the US market, resulting in increased sales, and selling, general and administrative expenses. In the year ended February 28, 2003, the Company took an extraordinary write down of investment in Quick Home Delivery Operations, in the amount of $6,523,880.

In the year ended February 29, 2004, the Company continued its expansion of the US markets, causing a further increase in selling, general and administrative expenses. Gross revenue for the fiscal year was reduced related to the change in billing method of a large co-pack customer, reducing both sales and cost of sales by the amount of the raw material supply for that customer. The Company's profitability in the fiscal year was also impacted by the reduced efficiency in the plant operations, as a result of line expansions occurring in the fiscal year.

Results of Operations

Quarter Ended May 31, 2004

Sales
Sales for the quarter ended May 31, 2004 were $9,339,582, compared to $12,285,626 in the previous year, representing a decrease of $2,946,044. The decrease of 24% is attributed to the following:

-
decrease in sales of co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials 1.1M (9%)

-	decrease in sales of branded products due to the refocus of the US market and discontinuation of the Little Debbie's snack foods line 2.4M (20%)
-	increase in US dollar sales due to differences in the conversion rates 0.6M (5%)

Cost of Sales and Margin
Cost of sales decreased $2,936,273 from $9,263,642 to $6,327,369. Cost of sales were lower due to reduced sales in branded products in the US, the discontinuation of the Little Debbie's snack foods line, and a change in co-pack product mix from customers that require the Company to supply raw materials, to customers that supply raw materials and are billed a co-pack fee. This decrease was partially offset by an increase in cost of sales due to US exchange conversion in the amount of $400,000. The gross margin remained consistent at $3,012,213 in the current quarter compared to $3,021,984 in the same quarter of the previous year. This resulted in a margin percentage increase from 24.6% in the quarter ended May 31, 2003 to 32.3% in the quarter ended May 31, 2004.

Selling, General and Administration Expenses
These expenses decreased $706,304 from $2,647,682 to $1,941,378, due primarily to a reduction in sales, administration and marketing costs in the US as a result of the refocus of the US market. Stock based compensation expensed in the quarter ended May 31, 2004 was $68,131 compared to zero in the same quarter of the previous fiscal year.

Other Expenses
Depreciation in the quarter remained consistent with the same quarter in the prior year. Amortization in the quarter decreased by $63,035 from $78,851 in the prior year to $15,816 due to the write down of deferred costs related to the start up of the US operations and product development in the last fiscal year ended February 29, 2004.

Interest decreased by $2,508 from $79,756 to $77,248 due to lower interest rates.

Income Taxes
The Company has future income tax assets from unused loss carry-forwards and other differences in carrying amounts. In the quarter ended May 31, 2004, the Company utilized $371,020 in loss carry-forwards and paid $300 in current income tax. The company is not presently paying cash taxes on operating profits and does not anticipate having to do so in this fiscal year.

Financial Year Ended February 29, 2004

Sales
Sales for the year ended February 29, 2004 were $41,502,604, compared to $47,361,598 for the previous year, representing a decrease of 12.4 % or $5.86 million. The decrease is attributed to the following:

-	Decrease in sales due to the change in billing method for co-pack products, 32.4% ($15.36 million)
-	Increase in sales due to currency conversion, 10.8% (5.14 million)
-	Increase in sales for branded products and other non co-pack revenue, 2.9% (1.37 million)
-	Increase in sales for co-pack products, net of currency and billing method change, 6.3% ($2.99 million)

Cost of Sales and Margin
Cost of sales decreased from $38,009,995 to $31,584,076 as a result of the net difference between the increase in cost of sales for branded products and the decrease in cost of sales due to the change in billing method for a large co-pack customer. Gross margin was $9,918,528 in the current year compared to $9,351,603 in the prior year. The margin percentage of 23.9% is higher than the previous year of 19.7% due to the change in billing method for a large co-pack customer, and improved margins in branded products.

Selling, General and Administration Expenses
These expenses increased $1,415,083 from $8,977,802 to $10,392,885, or 15.8% . The additional costs are for wage and benefit costs, marketing expenses and other administrative costs incurred as a result of expanding the market for certain proprietary products into the US. Stock based compensation expensed in the year ended February 29, 2004 was $105,616 compared to zero in the previous fiscal year ended February 28, 2003.

Other Expenses
Depreciation increased by $140,937 from $755,469 in the prior year to $896,406. The increase was due to the effect of foreign currency translations of $106,597 and increased depreciation due to the addition of capital assets in the production facilities of $34,340. Amortization of deferred costs increased by $25,052 from $271,823 to $296,875. The increase was due to the effect of foreign currency translation of $38,354 net of a decrease in amortization of $13,302 due to trademarks and other deferred costs reaching the end of their amortization periods in the fiscal year ended February 29, 2004. Interest decreased by $74,366 from $413,996 to $339,630 due the reduction of interest accretion on convertible preferred shares in the amount of $147,615, converted in the December 2002, net of the increase in interest due to the effect of foreign currency translation in the amount of $37,586 and interest on higher average borrowing levels in the amount of $35,663. For US GAAP, interest accretion of $147,615 on convertible preferred shares in 2003 would not be recorded as explained in note 20 of the financial statements.

Summary of Quarterly Results

	May 31		February 29/8		November 30		August 31

	2004	2003	2004	2003	2003	2002	2003	2002
Net sales /
operating
revenue	$9,339,582	$12,285,626	$7,365,538	$9,579,126	$9,369,965	$10,791,059	$12,481,475	$15,560,416

Income
(loss)
extraordinary
items	$396,336	$6,712	($952,653)	($764,651)	($569,827)	($424,131)	$300,857	$759,391

Income
(loss) per
share before
extraordinary
items	$0.03	$0.00	($0.06)	($0.06)	($0.04)	($0.03)	$0.02	$0.06

Net Income
(loss)	$396,336	$6,712	($1,585,232)	($7,288,531)	($569,827)	($424,131)	$300,857	$759,391

Net Income
(loss) per
share	$0.03	$0.00	($0.10)	($0.54)	($0.04)	($0.03)	$0.02	$0.06

Net Income
(loss) per
share, fully
diluted	$0.03	$0.00	($0.10)	($0.54)	($0.04)	($0.03)	$0.02	$0.05

The decline in sales in the most recent year, compared to the prior year, is related to the change in billing method for a large co-pack customer, as described in the section titled ‘Selected Annual Information'. The cost of sales also declined at a similar rate. The performance in the first two quarters of the fiscal year is stronger due to the seasonal nature of the beverage business, as described in the ‘Overall Performance' section. Stock based compensation expensed in the quarter ended August 31, 2003 was $92,705, in the quarter ended February 29, 2004 was $12,911, and in the quarter ended May 31, 2004 was $68,131.

Liquidity and Capital Resources

As at May 31, 2004, the Company had negative working capital of $417,126 compared to negative working capital of $1,673,014 at the prior year end. The improvement in working capital resulted from operating profits and net proceeds from long term debt. Bank indebtedness was $2,288,144 compared to $3,179,800 for the prior year end. There were no cash or cash equivalents as at May 31, 2004 or the previous year end. The Company has unused borrowing capacity of $1 million as at May 31, 2004.

Cash inflow from operations for the first quarter ended May 31, 2004 was $1,061,418, compared to $294,546 in the first quarter of last year. Net cash generated from operating activities (net of changes in non-cash working capital items, future income taxes and stock based compensation) was $726,975, compared to $309,232 the prior year. Working capital changes utilized $334,443 in decreases in accounts payable that were not entirely offset by decreases in accounts receivable. In Q1 of 2003, working capital changes generated $14,686 due to increases in accounts payable and decreases in prepaid expenses offset by increases in accounts receivable and inventory for seasonal changes.

Financing activities utilized $725,142 compared to $15,293 generated for the same period last year. Bank indebtedness decreased by $891,656 compared to $301,342 in the prior year as a result of the increased profits in the quarter. Long term debt increased by a net amount of $166,514 due to additional long term advances compared to $97,802, primarily due to currency translation, in the prior year.

As at February 29, 2004 the company had negative working capital of $1,673,014 compared to negative working capital of $1,444,111 at the prior year end. Bank indebtedness was $3,179,800 compared to $2,914,542 for the prior year. There were no cash or cash equivalents as at February 29, 2004 or the previous year.

The company believes it will have sufficient working capital for the next 12 months, resulting from operating profits estimated for the 2005 fiscal year.

Net cash utilized in operating activities for the 12 months ended February 29, 2004 was $853,640. Operating activities utilized $712,314 of cash compared to $196,774 generated in the prior year. Working capital changes utilized $141,326 due to an increase in trade accounts receivable of $1,063,691, which was partially offset by a decrease in prepaid expenses relating to the refund of deposits on production line equipment of $547,131, a decrease in inventory of $293,777 and an increase in accounts payable of $81,457.

Net cash utilized in investing activities was $687,916 compared to $2,394,301 in the prior year. $541,776 was expended on the purchase of capital assets for production line modification and expansion compared to $944,931 in the prior year. During the fiscal year ended February 28, 2003, $693,953 was advanced to support Quick Home Delivery operations that were discontinued at the end of that fiscal year. $209,870 was expended on deferred costs compared to $781,094 in the prior year. Expenditures were higher in 2003 due to new product development costs for TREK ®, and Pez® 100% Juice ™ and start up costs in the US.

Financing activities generated $1,257,966 from an increase term loan of $1,497,342, proceeds from the issuance of common shares relating to the exercising of options and warrants for $310,849, other long term debt of $230,838 net of repayment of long term debt in the amount of $724,006 and a decrease in bank indebtedness of $57,057.

The company has a demand revolving operating bank loan with a credit limit of $3,369,020 with an interest rate of the Canadian prime rate of its lender plus 0.75 – 1.25% per annum. The Company also has a term loan in the amount of $3,483,759 with an interest rate of the Canadian prime rate of its lender plus 1.0% per annum.

Other sources of financing include a mortgage, a note payable and leases more fully described in note 9 of the financial statements.

The Company generally maintains bank indebtedness in Canadian funds and does not use financial instruments for hedging purposes. The Company does not have any material capital expenditure commitments.

Trend Information

Sales for the first quarter ended May 31, 2004 are about 24% lower than the comparable period in the prior year. Concurrently, cost of sales reduced a similar amount causing gross margin to remain consistent with the same period in the prior year. This is primarily due to the decrease in sales of branded products in the United States, and reduced sales in co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials.

Tabular disclosure of contractual obligations

	Payments due by period
Contractual Obligations As at February 29, 2004	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	4,278,775	837,264	1,884,355	1,260,701	296,455
Capital (Finance) Lease Obligations	24,595	22,596	1,999
Operating Lease Obligations	1,988,496	795,873	1,034,695	157,928
Purchase Obligations	234,000	234,000
Other Long-term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-
Total	6,525,866	1,889,733	2,921,049	1,418,629	296,455

There were no material changes to the contractual obligations of the Company in the quarter ended May 31, 2004.

Off-Balance Sheet Arrangements

The Company is committed to operating leases for premises and equipment as disclosed in Note 13 of the financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

Related Party Transactions

The Company has not at any time during the period since the beginning of the last fiscal year to June 1, 2004 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a)	BBI Holdings Inc., a Company with a director in common with the Company, receives $5,126 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.;

b)
Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. ("NTI"), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations.

The Company also entered into an agreement to provide certain management and administrative services to NTI until February 28, 2003 in exchange for a management fee calculated as costs incurred plus a 10% share of specified net profit.

During the fiscal year 2003, the Company advanced $693,953 to support its investment in NTI related to the Quick Home Operations delivery service.

At the end of the fiscal year 2003, the Company decided to discontinue its support of the Quick Home Operations delivery service and, accordingly, recorded a write down of $6,523,880 on this investment. See note 1(a) of the annual financial statements for further details.

c)	Fiji Water, a company with a director in common with the Company, supplied products for resale in the amount of $184,743 during the year ended February 29, 2004.

There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

Fourth Quarter

In the fourth quarter of the fiscal year ended February 28, 2003, the Company took an impairment write down on its investment in Quick Home Delivery Operations, as described in Note 7 of the financial statements. In the fourth quarter of the fiscal year ended February 29, 2004, the Company took an impairment write down on deferred costs as a result of refocusing the US market.

Changes in Accounting Policies

Effective March 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at March 1, 2004 by $836,350 with a corresponding increase to reported contributed surplus.

Disclosure of Outstanding Share Data

At May 31, 2004 the Company had 15,040,169 issued and outstanding common shares.

There were also 3,005,519 issued and outstanding stock options, of which 2,465,049 were vested.

Forward-Looking Statements

The Company relies upon the U.S. Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.